Contact

www.linkedin.com/in/john-raymond-8030741a (LinkedIn)

Top Skills

Team Management
Operations Management
Teamwork

Certifications

Achieving Your Goals
Finance Foundations
Data Visualization: Storytelling

Honors-Awards

Employee of the Month
Financial management MVP
Inspirational Leader Award

John Raymond

I give growth-stage companies the financial clarity and strategic leadership of a world-class CFO at a fraction of the cost of a full-time hire

Salt Lake City Metropolitan Area

Summary

Most people I work with have the same problem. They are earning good money but something is not adding up. Cash flow feels tighter than it should. Taxes are higher than they expected. And nobody seems to be looking at the whole financial picture.I fix that. For two very specific types of people.For physicians, surgeons, dentists, and high earning specialists, I serve as their Personal CFO. I handle tax strategy, cash flow structure, investment oversight, and debt reduction so they can focus on medicine instead of money.For business owners doing 5 million or more in revenue, I step in as their Fractional CFO. I bring executive level financial leadership without the full time cost, cleaning up cash flow, building financial systems, and helping owners make smarter decisions with their money.Both services come down to the same thing. You have worked hard to build something. You deserve a financial mind in your corner who is looking out for you, not just filing your taxes once a year.I bring 20 years of finance experience, an MBA in Finance from Washington State University, and 5 years as a fractional CFO to more than 15 companies across multiple industries.If either of those sounds like you, let's talk.

Experience

Golden Trinity

Managing Member

May 2024 - Present (2 years)

As Managing Member of a Reg CF real estate investment company, I oversee the strategic direction, capital raising, and operational execution of the fund. My responsibilities include investor relations, SEC compliance, property acquisition strategy, deal underwriting, and ensuring strong financial performance for our investor base. I lead the sourcing, evaluation, and management of real estate assets across single- and multi-family sectors, with

a focus on delivering consistent, passive returns to both accredited and non-accredited investors.

Blue Sky Business Resources
Senior Business Advisor
November 2024 - Present (1 year 6 months)

As a Senior Advisor, I support business owners and investors through strategic guidance, capital advisory, and transaction preparation.

Key Responsibilities:

Advise business owners on raising growth capital, exit planning, and business sales

Build and manage a pipeline of companies seeking to raise capital or sell

Develop relationships with investors, private equity firms, and strategic acquirers

Oversee lead generation and outreach strategies using Simplero CRM

Assist in deal structuring, due diligence, and financial packaging

Collaborate with the internal brokerage team to improve deal flow and close rates

Contribute to the development of Blue Sky's "Deal Doctor" system for distressed or underperforming acquisitions

Rectify Partners
Partner
September 2021 - Present (4 years 8 months)
Ogden, Utah, United States

We work with companies that need operational and financial efficiency to help them thrive in a challenging marketplace.

Devote Consulting Group
Owner
August 2018 - Present (7 years 9 months)

As the owner of Devote Consulting, I lead a boutique consulting firm that supports small to mid-sized businesses with strategic planning, operational improvement, and sustainable growth.

Key Responsibilities:

Oversee and deliver business consulting services including valuations, strategic planning, operational audits, and growth initiatives

Advise business owners on improving profitability, scaling operations, and increasing enterprise value

Conduct in-depth financial and business performance assessments to inform client strategy

Develop tailored growth roadmaps and implementation plans for diverse industries

Manage client relationships, project delivery, and quality control across all engagements

Lead business development, partner outreach, and brand positioning for the firm

CHG Healthcare
6 years 2 months

Enterprise Client Solutions Manager
September 2021 - July 2022 (11 months)
Greater Salt Lake City Area

Client Accounting Manager
June 2016 - September 2021 (5 years 4 months)
Greater Salt Lake City Area

Systems Implementers Inc.
Project Manager
May 2016 - June 2016 (2 months)
Layton, Utah

Create work control documents for the maintenance and repair of aircraft parts. Use Excel to check for discrepancies in billing for customers. Perform system queries in oracle databases. Verify accuracy of incoming work jobs to ensure no mismatches in reporting.

Target
Senior Team Lead
January 2012 - May 2016 (4 years 5 months)
Layton, Utah

Department manager over 4 areas of the store. Managed team to ensure that work was accomplished in a timely manner, while providing amazing customer service. Communicated with other areas of the store to ensure that all areas were able to complete work for the day. Helped managed inventory to ensure that all products were readily available for purchase at all times.

Coaching for Success
Business Coaching Specialist
January 2004 - July 2012 (8 years 7 months)
Ogden, UT

Managed and serviced client accounts. Created and sent out billing invoices, and followed up on payments for accounts. Serviced client accounts to ensure satisfaction with services. Organized and created business plans. Created budgets for business plans and ensured accuracy with attention to detail. Filed paperwork with state and local agencies to apply for funding. Worked with NAICS and SIC codes.

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Education

Washington State University
Master of Business Administration (M.B.A.), Finance, General, Business Administration, Management and Operations, Finance and Financial Management Services · (2016 - October 2018)

Weber State University
Bachelor of Business Administration (BBA), Finance, General · (2012 - 2016)